8/9

NC

02049383

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dominguez CIA, S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

FILE NO. 82- 3429 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 8/22/02

NC

DOMINGUEZ & CIA., S.A. AND ITS SUBSIDIARY

(Formerly Domínguez & Cía. Caracas, S.A.)

REPORT OF INDEPENDENT ACCOUNTANTS

AND CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2001 AND 2000

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de

PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: 902 6666
Telecopier: 991 5210

January 31, 2002

To the Shareholders and Board of Directors of
Domínguez & Cía., S.A. and its subsidiary

We have audited the consolidated balance sheets of Domínguez & Cía., S.A. and its subsidiary at November 30, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, expressed in constant bolivars at November 30, 2001. The preparation of these consolidated financial statements and their notes is the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company is regulated by the Venezuelan Securities and Exchange Commission (CNV) and is therefore required to present its consolidated financial statements in accordance with the rules for the preparation of financial statements set forth by this regulatory entity. As described in Note 2a, the rules for applying the mixed method differ from generally accepted accounting principles published by the Venezuelan Federation of Public Accountants.

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Domínguez & Cía., S.A. and its subsidiary at November 30, 2001 and 2000, and the consolidated results of their operations

To the Shareholders and Board of Directors
January 31, 2002

and their cash flows for the years then ended, in conformity with the rules for the preparation of financial statements of entities regulated by the Venezuelan Securities and Exchange Commission (CNV).

ESPIÑEIRA, SHELDON Y ASOCIADOS

Carlos González G.

CPC 21291
CNV G-774

DOMINGUEZ & CIA., S.A. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEET

(Thousands of constant bolivars
at November 30, 2001)

	November 30, 2001	November 30, 2000
Assets		
Current assets:		
Cash and cash equivalents (Note 3)	1,874,992	440,045
Notes and accounts receivable (Note 4)	11,396,284	12,946,393
Advances to suppliers	325,553	456,683
Inventories (Note 5)	11,875,146	12,803,353
Prepaid expenses	477,340	444,234
Assets available for sale (Note 2g)	7,637,803	5,726,724
Total current assets	33,587,118	32,817,432
Long-term notes receivable (Note 4)	622,054	-
Fixed assets (Note 6)	50,920,178	59,115,362
Investments in shares	28,508	28,508
Deferred charges, spare parts and other assets (Note 7)	1,911,806	1,361,670
Total assets	87,069,664	93,322,972
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank loans and other short-term loans (Note 8)	6,211,703	5,741,627
Current portion of long-term loans (Note 8)	1,204,583	2,396,054
Current portion of financial lease contract (Note 8)	550,000	-
Accounts payable to suppliers	6,294,253	7,640,909
Profit sharing, vacation and other employee benefits	847,873	803,066
Accrued expenses (Note 10)	2,151,053	1,853,048
Total current liabilities	17,259,465	18,434,704
Long-term accounts payable (Note 6)	269,260	-
Long-term loans (Note 8)	4,729,761	5,112,781
Long-term financial lease contract (Note 8)	366,667	-
Accrual for employee termination benefits, net of advances	1,529,901	1,419,914
Total liabilities	24,155,054	24,967,399
Minority interest in subsidiary	9,901,925	11,944,291
Shareholders' equity, see accompanying statement (Note 12)	53,012,685	56,411,282
Total liabilities, minority interest in subsidiary and shareholders' equity	87,069,664	93,322,972

The accompanying notes are an integral part of the consolidated financial statements

DOMINGUEZ & CIA., S.A. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENT OF INCOME

(Thousands of constant bolivars
at November 30, 2001, except for net income per share)

	Years ended November 30,	
	2001	2000
Net sales	53,428,330	53,318,187
Cost of sales	(42,952,515)	(42,844,177)
Gross income from sales	10,475,815	10,474,010
Operating and administrative expenses	(6,090,883)	(5,205,871)
Operating income	4,384,932	5,268,139
Full financing expense:		
Interest expense, net	(3,262,106)	(3,984,811)
Exchange loss, net	(738,916)	(484,460)
Gain from net monetary position (Notes 2a and 14)	1,075,928	1,301,060
	(2,925,094)	(3,168,211)
Other income (expense), net	(27,068)	13,563
Income before taxes, minority interest and extraordinary item	1,432,770	2,113,491
Taxes (Note 9)	(458,329)	(1,036,674)
Income before extraordinary item and minority interest	974,441	1,076,817
Extraordinary item from utilization of tax credits (Note 9)	-	414,441
Income before minority interest	974,441	1,491,258
Minority interest	(702,351)	(676,056)
Net income	272,090	815,202
Net income per share	0.110	0.340

The accompanying notes are an integral part of the consolidated financial statements

DOMINGUEZ & CIA., S.A. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

YEARS ENDED NOVEMBER 30, 2001 AND 2000

(Thousands of constant bolivars
at November 30, 2001)

	Capital stock		Retained earnings				
	Nominal	Inflation adjustment	Legal reserve	Unappropriated (deficit)	Cumulative result from translation of subsidiary	Result from holding nonmonetary assets	Total
Balances at November 30, 1999	24,062,500	43,944,122	13,945,009	(30,423,665)	249,106	8,520,253	60,297,325
Effects from liquidation of subsidiary					(249,106)		(249,106)
Offsetting of equity accounts (Note 12)		(30,423,665)		30,423,665			-
Reserve transferred (Note 12)			(11,233,165)	11,233,165			-
Cash dividends declared (Note 12)				(2,087,550)			(2,087,550)
Net income 2000				815,202			815,202
Result from holding nonmonetary assets (Note 2a)						(2,364,589)	(2,364,589)
Balances at November 30, 2000	24,062,500	13,520,457	2,711,844	9,960,817	-	6,155,664	56,411,282
Cash dividends declared (Note 12)				(794,099)			(794,099)
Net income 2001				272,090			272,090
Result from holding nonmonetary assets (Note 2a)						(2,876,588)	(2,876,588)
Balances at November 30, 2001	24,062,500	13,520,457	2,711,844	9,438,808	-	3,279,076	53,012,685

The accompanying notes are an integral part of the consolidated financial statements

DOMINGUEZ & CIA., S.A. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

(Thousands of constant bolivars
at November 30, 2001)

	Years ended November 30, 2001	Years ended November 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	272,090	815,202
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	2,797,445	4,454,914
Minority interest	702,351	676,056
Provision for inventory obsolescence and doubtful accounts	187,648	253,430
Accrual for employee termination benefits	1,345,227	1,376,946
Loss on sale of fixed assets	406,380	394,877
Realized result from monetary translation	-	(249,106)
Net change in operating assets and liabilities -		
Notes and accounts receivable	845,056	(697,204)
Advances to suppliers	131,130	(325,252)
Inventories	823,560	(900,534)
Prepaid expenses	(33,107)	173,486
Deferred charges and other assets	(550,138)	38,244
Accounts payable to suppliers	(1,346,656)	5,713,518
Accrued expenses	342,814	40,953
Payment of employee termination benefits	(1,235,240)	(1,301,181)
Net cash provided by operating activities	4,688,560	10,464,349
NET CASH USED IN INVESTING ACTIVITIES:		
Additions to fixed assets, net	(1,699,706)	(1,016,011)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividends paid to shareholders	(794,099)	(2,087,550)
Dividends paid to minority interest	(841,319)	(2,245,419)
Short-term loan, net	95,076	(3,785,992)
Financial lease contract	916,667	-
Debenture bonds redeemed	-	(1,065,015)
Long-term loan	(930,232)	(3,043,147)
Net cash used in financing activities	(1,553,907)	(12,227,123)
CASH AND CASH EQUIVALENTS:		
Net change	1,434,947	(2,778,785)
At the beginning of the year	440,045	3,218,830
At the end of the year	1,874,992	440,045
SUPPLEMENTARY INFORMATION:		
Taxes paid	117,090	194,781
Interest paid	3,262,789	3,821,397
Result from holding nonmonetary assets	(2,876,588)	(2,364,589)
Sale and leaseback	1,100,000	-

The accompanying notes are an integral part of the consolidated financial statements

DOMINGUEZ & CIA., S.A. AND ITS SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2001 AND 2000

NOTE 1 - INCORPORATION AND ACTIVITIES:

Domínguez & Cía., S.A. (formerly Domínguez & Cía. Caracas, S.A.), a Venezuelan company incorporated in 1930, and its subsidiary are engaged in the manufacture of tin, aluminum, plastic, paper and cardboard containers and packaging, as well as the lithographic, typographic and printing work done on the aforementioned materials. All of the Company's plants are located in Venezuela. Management considers that the Company operates in a single business segment in the same country. During 2001 and 2000, the Company exported 15% and 17% of its net sales, respectively.

At a Board of Directors' Meeting held on July 23, 2001, the Board agreed to cease operations and sell machinery, facilities and land related to paper and cardboard packaging manufacture (see Note 2g).

At a Special Shareholders' Meeting held on November 8, 2000, the shareholders approved the merger by absorption of Domínguez & Cía. Caracas, S.A. and its wholly-owned subsidiaries as from October 1, 2000. The absorbed companies were Domínguez & Cía. Valencia, S.A., Empaques Domínguez, S.A. and Envases Plásticos Domínguez, S.A. The shareholders also resolved to change the name of the absorbing company to Domínguez & Cía., S.A.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

The accompanying consolidated financial statements have been prepared in conformity with the rules for the preparation of financial statements of entities regulated by the Venezuelan Securities and Exchange Commission (CNV). The most significant accounting principles used by the Company are as follows:

a) Accounting for inflation

Revised Statement of Accounting Principles No. 10 (DPC 10) "Rules for the preparation of financial statements adjusted for the effects of inflation," published by the Venezuelan Federation of Public Accountants, requires, among other things, the preparation of inflation-adjusted financial statements using either the mixed method or the General Price Level (GPL) method.

The Company applies the mixed method for valuation of fixed assets and inventories. This method consists in restating the consolidated financial statements using the GPL method and, subsequently, adjusting fixed assets and inventories according to current market values.

Current market values may differ from historical costs adjusted using the GPL, since the former represent specific prices and the latter are calculated using average general price indices reflecting the loss in purchasing power of the bolivar. The Result from holding nonmonetary assets equity account includes the difference between current market values and the results of applying the GPL method.

There are significant differences between CNV and DPC 10 rules as to the treatment of the effects arising from the application of the mixed method. According to DPC 10, results under the mixed method and the GPL method should be the same; whereas according to the rules for the preparation of financial statements of entities regulated by the CNV, depreciation of current values of fixed assets and the cost of sale at inventory replacement values are recorded directly to income accounts, without considering amortization of Result from holding nonmonetary assets for purposes of the statement of income as required by DPC 10. The net effect of these differences on the consolidated financial statements resulted in an increase of approximately Bs 1,565 million in consolidated net income for the year ended November 30, 2001 (Bs 449 million in 2000).

Until 1999 the Company adjusted fixed assets, related depreciation and cost of sales using the mixed method based on the methodology set forth in DPC 10. Since 2000 the Company has retroactively applied the methodology indicated in the accounting rules set forth by the CNV. For comparative purposes, the 1999 financial statements were restructured to reflect the change in the bases used in the application of the mixed method, which resulted in a decrease in consolidated shareholders' equity reported at the beginning of 1999 of approximately Bs 718 million and an increase in consolidated net income for 1999 of approximately Bs 500 million.

When applying the mixed method, the Company used appraisals performed by independent appraisers in 1998 for fixed assets, which were updated at November 30, 2001, based on the specific devaluation index of the bolivar in respect of the U.S. dollar for imported fixed assets and the Consumer Price Index (CPI) for other assets. This procedure is based on CNV and Revised DPC 10 guidelines. However, these values could differ from those that would result from updating appraisals by independent appraisers. In 2001 the Company used appraisals updated by independent appraisers for some machinery.

Below is a summary of the main bases used in the preparation of the accompanying inflation-adjusted consolidated financial statements:

Inflation rate -

The inflation rates for the years ended November 30, 2001 and 2000, according to the CPI, were 12.70% and 14.15%, respectively.

Nonmonetary assets -
Fixed assets are stated at current market values determined by independent appraisers and restated based on specific indices. Inventories are stated at their replacement value. The remaining nonmonetary assets are expressed in constant currency at November 30, 2001, based on the CPI at their dates of origin.

Monetary assets and liabilities -
Monetary assets and liabilities, including balances in foreign currency are, by their nature, shown in terms of purchasing power at November 30, 2001. For comparative purposes, monetary assets and liabilities at November 30, 2000 have been restated and expressed in terms of purchasing power at November 30, 2001.

Costs and expenses related to nonmonetary items -
These costs and expenses have been stated in terms of consumption, amortization or sale of the previously restated nonmonetary items to which they relate. Depreciation expense is mainly stated at current values.

Sales, costs, expenses and income tax -
These items have been restated as from their date of origin in constant bolivars at November 30, 2001. Certain accruals for estimates of expenses that are ultimately calculated at year-end are restated based on the final calculation date.

Shareholders' equity -
All equity accounts, except for Result from holding nonmonetary assets and Cumulative result from translation of subsidiary, are expressed in constant currency at November 30, 2001, based on the CPI at their dates of contribution or origin as equity.

Cash dividends are restated in constant currency based on the date they were declared.

Gain from monetary position and full financing expense -
The gain from monetary position reflects the gain obtained from maintaining a net monetary liability position during an inflationary period. This gain from monetary position is part of net income and is shown under Full financing expense, along with Interest expense and Exchange loss (see Note 14).

b) Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements and their notes, in conformity with the accounting rules set forth by the CNV and accounting principles generally accepted in Venezuela, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses for the reporting period. Actual results may differ from those estimates.

c) Consolidation of financial statements

At November 30, 2001 and 2000, the consolidated financial statements include the accounts of the Company and its 56.53%-owned subsidiary Domínguez Continental, S.A. All significant intercompany transactions and balances are eliminated in consolidation. Minority interest in net results of the partially-owned subsidiary is included in the consolidated statement of income.

d) Cash equivalents

The Company and its subsidiary consider as cash equivalents all deposits maturing within three months.

e) Inventories

Inventories of raw materials, goods in process and finished goods are stated at their current value based on replacement and production costs at the balance sheet date. For comparative purposes, inventories at current values at November 30, 2000 have been adjusted and expressed in terms of purchasing power at November 30, 2001.

Inventories of capitalizable spare parts are recorded under fixed assets and are amortized over a period of up to three years. The remaining spare parts inventories are included under current or noncurrent assets and stated in terms of consumption in the statement of income.

f) Investments

Investments in shares representing less than 20% ownership are recorded at restated cost based on the CPI at their dates of origin.

g) Fixed assets

Fixed assets are stated at current cost, which approximates their fair market value under usage conditions, as determined by appraisals performed by independent appraisers. Current cost is defined as the lower of the cost required to produce or acquire specific assets at current prices (excluding the necessary installation costs and expenses) and the recoverable cost, which includes, among other factors, the extent to which manufacturing facilities are used and their technological obsolescence. The difference between current costs and the GPL is considered as part of the restatement resulting from the aforementioned appraisals and is included in the statement of shareholders' equity under Result from holding nonmonetary assets.

The assets acquired under financial lease contracts with purchase option are shown as fixed assets and are amortized based on their useful lives.

Renewals and improvements that extend the useful lives or increase the productivity of fixed assets are capitalized, while disbursements for maintenance and minor repairs are expensed.

Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, except for machinery, which is calculated based on the unit-of-production method.

At November 30, 2001 and 2000, assets available for sale comprise mainly land and buildings located in La Victoria, Aragua State, as well as land, buildings, machinery and inventories located in Valencia, Carabobo State, for the manufacture of paper and cardboard packaging. The Company's management estimates to sell these assets in the short-term. These assets are shown at current cost, which approximates their fair values in use as determined by appraisals performed by independent appraisers for real property and at replacement cost for inventories. The Company's management considers that sale of these assets will not result in losses.

h) Deferred charges

Deferred charges mainly include bank commissions charged for a long-term bank loan amortized over the term of the loan and costs incurred for implementation of the information system amortized over five years.

i) Deferred income tax

The Company recognizes the income tax effects of timing differences between book and taxable income, mainly arising from the provision for doubtful accounts, the provision for inventory obsolescence, and an additional provision for employee termination benefits in the event of unjustified dismissals, which are expensed in one period and deducted for tax purposes in subsequent periods when used.

j) Accrual for employee termination benefits

The Company accrues its liability for employee termination benefits, which are a vested right of employees, based on the provisions of the Venezuelan Labor Law and the prevailing collective labor agreements.

Under certain circumstances, the Law and the collective labor agreement of the Company and its subsidiary also provide for an additional indemnity payment and, based on experience, the Company and its subsidiary have set aside an additional amount to cover this contingent liability.

k) Minority interest in subsidiary

Minority interest in Domínguez Continental, S.A. has been calculated based on restated shareholders' equity and income of this subsidiary.

l) Balances and transactions in foreign currency

Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. Balances in foreign currency at November 30, 2001 are shown at the exchange rate of Bs 746/US$1 (Bs 697/US$1 at November 30, 2000). Exchange gains or losses are included in the statement of income.

m) Net income per share

Net income per share has been determined by dividing net income for each year by the weighted average number of outstanding shares at year-end.

n) Concentration of credit risk

The financial instruments of the Company and its subsidiary that might be exposed to a concentration of credit risk consist primarily of cash equivalents and trade notes and accounts receivable. Cash equivalents consist of short-term deposits placed at various local financial institutions with acceptable creditworthiness. Trade notes and accounts receivable balances are dispersed among a broad customer base, with the exception of one customer that acquired volumes equal to 20% of the consolidated sales during the year ended November 30, 2001 (17% of consolidated sales during the year ended November 30, 2000). Trade accounts receivable from this customer represent 18% and 17% of consolidated accounts receivable at November 30, 2001 and 2000, respectively.

o) New International Accounting Standard

In March 1999, the International Accounting Standards Board issued the International Accounting Standard No. 39 (IAS 39) "Financial Instruments," effective as from fiscal years starting on January 1, 2001, with early adoption permitted. This standard is applicable in Venezuela and stipulates principles to recognize, measure and disclose operations related to derivative financial instruments and hedging activities. This standard requires financial instruments, including financial debt, to be recorded at fair value in the financial statements. Gains and losses arising from changes in the fair value of financial instruments should be recorded in the statement of income. The Company and its subsidiary have not determined the impact that the application of this standard could have. However, they believe that it will not have a material adverse effect on the consolidated financial statements for the period beginning December 1, 2001.

The carrying value of cash and cash equivalents, trade notes and accounts receivable and notes and accounts payable approximates their fair value due to the short-term maturities of these instruments. Most loans, commercial paper and other financial lease contracts of the Company and its subsidiary bear variable interest at market rates, therefore, management considers that their carrying value approximates their fair value.

NOTE 3 - CASH AND CASH EQUIVALENTS:

Cash and cash equivalents at November 30 comprise the following:

	2001	2000
	(Thousands of constant bolivars at November 30, 2001)	
Cash in hand and at banks	433,992	327,609
Short-term deposits	1,441,000	112,436
	1,874,992	440,045

At November 30, 2001, the Company has short-term deposits with two Venezuelan financial institutions, which earn annual interest at between 10% and 18% (between 1% and 8% at November 30, 2000).

NOTE 4 - NOTES AND ACCOUNTS RECEIVABLE:

Notes and accounts receivable at November 30 comprise the following:

	2001	2000
	(Thousands of constant bolivars at November 30, 2001)	
Trade:		
Notes receivable	3,552,104	1,242,347
Accounts receivable	10,653,082	12,580,175
Discounted notes receivable	(2,509,929)	(905,384)
Provision for doubtful accounts	(337,495)	(235,782)
	11,357,762	12,681,356
Value added tax	479,729	-
Shareholders	131,723	139,700
Officers and employees	19,370	16,466
Other	29,754	108,871
	12,018,338	12,946,393
Long-term notes receivable	(622,054)	-
Current portion	11,396,284	12,946,393

On November 26, 2001, the subsidiary entered into an invoice sale agreement with a Venezuelan bank for Bs 1 billion. This transaction is shown as Discounted notes receivable. Under this agreement, the bank undertakes to buy the Company's credit rights as per invoices for up to Bs 1 billion. The agreement is for one year and automatically renewable for further periods of one year or less as agreed by the parties. The subsidiary undertakes to perform, in the name and on behalf of the bank, the following administrative procedures and stands as joint and several guarantor and main payer in favor of the bank.

On October 31, 2001, Domínguez & Cía., S.A. together with two private-sector companies entered into a long-term refinancing agreement of notes and accounts receivable from a common client. The refinanced portion related to Domínguez & Cía., S.A. amounts to approximately Bs 881 million, represented by notes and accounts receivable of approximately Bs 552 million, discounted notes receivable of approximately Bs 273 million and interest receivable of approximately Bs 56 million. The long-term portion of notes and accounts receivable at November 30, 2001 amounts to approximately Bs 622 million. The agreement stipulates, among other things, the collection of 36 installments of Bs 100 million each, payable on a monthly basis, as from February 2002. Domínguez & Cía., S.A. will collect 24.41% of the aforementioned installments. Financing will bear interest at variable rates and is guaranteed by inventories of finished goods, cargo vehicles and first mortgages on real property and land.

At November 30, 2001 and 2000, accounts receivable include approximately Bs 2,227 million and Bs 1,793 million, related to balances with a related company. Net sales to this subsidiary during the years ended November 30, 2001 and 2000 represent 13% and 13%, respectively, of total net sales.

NOTE 5 - INVENTORIES:

Inventories at November 30 comprise the following:

	2001	2000
	(Thousands of constant bolivars at November 30, 2001)	
Finished goods	4,016,165	4,312,626
Goods in process	2,033,465	2,380,040
Raw materials	4,046,637	3,055,423
Spare parts and supplies	2,850,698	3,177,043
Materials in transit and other	76,487	31,555
Provision for inventory obsolescence	(217,180)	(153,334)
	12,806,272	12,803,353
Spare parts shown as long-term (Note 7)	(931,126)	-
	11,875,146	12,803,353

NOTE 6 - FIXED ASSETS:

Fixed assets at November 30 comprise the following:

	2001	2000	Average estimated useful life
	(Thousands of constant bolivars at November 30, 2001)		(Years)
Buildings	15,238,792	16,716,321	20
Machinery and equipment	37,514,501	43,706,319	20
Vehicles	1,338,111	1,613,777	5
Furniture and fixtures	1,970,312	2,004,656	5
	56,061,716	64,041,073	
Less - Accumulated depreciation	(13,931,591)	(13,847,476)	
	42,130,125	50,193,597	
Land	7,040,549	7,501,085	
Machinery being installed	-	455,765	
Work in progress	51,099	54,249	
Assets acquired under financial lease contracts, net of accumulated amortization of approximately Bs 22 million (Note 8c)	1,119,611	-	20
Capitalizable spare parts, net of accumulated amortization of Bs 403 million (Bs 53 million in 2000) (Note 2e)	578,794	910,666	3
	50,920,178	59,115,362	
Depreciation expense for the year, mainly charged to cost of sales	2,797,445	4,454,914	

In July 2001 the Company sold machinery for approximately Bs 1,100 million to a local financial institution and subsequently entered into a financial lease contract with the aforementioned institution to reacquire this machinery (see Note 2g). As part of the sale, the Company recognized a loss of approximately Bs 165 million, which was deferred and will be amortized using the straight-line method over the term of the financial lease contract (see Note 8c).

In July 2001 the Company acquired machinery of approximately Bs 461 million, which is financed by the supplier over 5 years payable in 60 monthly installments as from August 30, 2001 at a fixed annual interest rate of 9%. At November 30, 2001, the current value of accounts payable amounts to approximately Bs 350 million, of which approximately Bs 81 million relates to the current portion and the remaining amount of approximately Bs 269 million represents the long-term portion.

At November 30, 2001 and 2000, fixed assets include fully depreciated assets of approximately Bs 6,637 million and Bs 6,221 million in constant bolivars, respectively.

As described in Note 8, there are mortgages and liens on some of these assets.

NOTE 7 - DEFERRED CHARGES AND OTHER ASSETS:

Deferred charges and other assets at November 30 comprise the following:

	2001	2000
	(Thousands of constant bolivars at November 30, 2001)	
Information system (software)	544,791	728,434
Deferred income tax	233,315	171,684
Bank commissions	120,357	139,426
Spare parts inventories (Note 5)	931,126	-
Guarantee deposits	19,253	154,968
Other assets	62,964	167,158
	1,911,806	1,361,670

NOTE 8 - LOANS AND FINANCIAL LEASE CONTRACT:

a) Bank loans and other short-term loans -

At November 30, 2001, bank promissory notes amount to Bs 4,898 million, mature between one and six months, are denominated in bolivars, and bear annual interest at between 25% and 40% (Bs 4,656 million, with annual interest at between 26% and 29% at November 30, 2000).

At November 30, 2001, the Company has certain short-term loans with employees and third-parties of approximately Bs 1,314 million, with interest at between 15% and 23% (Bs 1,086 million, with interest at between 16% and 20% at November 30, 2000).

b) Long-term loans -

Long-term loans at November 30 comprise the following:

	2001	2000
	(Thousands of constant bolivars at November 30, 2001)	
Fondo Común Entidad de Ahorro y Préstamo	912,527	-
Banco Mercantil, C.A.	4,667,188	7,069,671
Fondo de Crédito Industrial (FONCREI)	354,629	439,164
	5,934,344	7,508,835
Less: current portion	1,204,583	2,396,054
	4,729,761	5,112,781

Maturities of long-term loans at November 30, 2001 are as follows:

Year	Thousands of bolivars
2002	1,204,583
2003	1,348,589
2004	1,415,035
2005	1,536,488
2006 and beyond	429,649
	5,934,344

Fondo Común Entidad de Ahorro y Préstamo -

Loan for an initial amount of Bs 1,000 million, received in December 2000, mainly for working capital. The loan is repayable in 60 monthly installments which comprise amortization of interest and principal and bear interest at variable rates. This loan is guaranteed by a first mortgage on land and the building constructed thereon, located in Union Municipality, Irribarren District, Lara State.

Banco Mercantil, C.A. -

Loan for US$12 million received in December 1998. This loan is repayable, with a one-year grace period, in 48 monthly installments of US$250,000 to repay principal and it bears interest at Prime rate plus 2%. The loan is guaranteed by a first mortgage on real property and industrial facilities of Domínguez & Cía., S.A. This loan agreement sets out certain limitations and obligations for the Company, mainly in respect of payment of certain minimum dividend amounts and limitations on selling assets, granting guarantees and making investments, as well as not exceeding certain debt ratios.

Fondo de Crédito Industrial -

Loan for an initial amount of Bs 300 million received in January 1993 for the acquisition of machinery and equipment. The loan is repayable, with a three-year grace period, on a quarterly basis over 15 years and bears interest at variable rates calculated based on 90% of the average rate of the six main local banks. Payment of interest during the grace period was deferred to be paid along with principal installments. This loan is guaranteed by a first mortgage on land and the building constructed thereon.

c) Financial lease contract -

At November 30, 2001, the Company has a financial lease contract with Citibank, N.A. for approximately Bs 1,100 million, payable in 24 equal monthly installments at a variable interest rate. The current value of minimum pending payments at November 30, 2001 amounts to approximately Bs 917 million, of which Bs 550 million relate to the short-term portion and the remaining amount of approximately Bs 367 million represents the long-term portion.

This financial lease contract sets out certain limitations and obligations for the Company, mainly in respect of minimum current assets to current liabilities ratio, minimum debt-service coverage ratio, maximum bank leverage ratio, maximum dividend payments and maximum loan amounts to be granted to the subsidiary.

NOTE 9 - TAXES:

The estimated tax expense comprises the following:

	Years ended November 30,	
	2001	2000
	(Thousands of constant bolivars)	
Income tax for the year	122,995	636,091
Business assets tax	416,312	475,676
Deferred income tax	(80,978)	(75,093)
	458,329	1,036,674
Tax benefit from utilization of tax losses, investment tax credits and business assets tax	-	(414,441)
Total net expense for the year	458,329	622,233

Income tax

On an individual basis, the main differences between book and taxable income of the Venezuelan consolidated companies arise from the initial inflation adjustment. The effect of the annual inflation adjustment for tax purposes arises from the application of Income Tax Law Regulations, which set forth a method of calculation that differs from that used for accounting purposes. As from 1993, the Venezuelan Income Tax Law requires regular inflation adjustment, which is to be considered as an increase or decrease in taxable income. Under this Law, the Company and its subsidiary made the initial inflation adjustment in 1993. As from the fiscal year beginning after January 1, 1993, the Company and its subsidiary were required to calculate the effect of the annual inflation adjustment by indexing all nonmonetary assets and liabilities, as well as initial fiscal shareholders' equity, based on changes in the CPI, accrued for the related tax year or from the date of acquisition of the nonmonetary assets, assumption of nonmonetary liabilities, or increase or decrease in the initial fiscal shareholders' equity adjusted for inflation.

The Income Tax Law allows tax losses and investment tax credits to be carried forward for three years. At November 30, 2001, the Company has tax loss carryforwards of approximately Bs 9,687 million, of which Bs 7,647 million and Bs 2,040 million are usable up to 2002 and 2003, respectively. In 2000 the subsidiary applied investment tax credits and business assets tax credits paid in excess of income tax expense from previous years to taxable income, which resulted in a decrease in income tax expense of approximately Bs 368 million (in historical amounts) and is included as an extraordinary item in the consolidated statement of income. For the year ended November 30, 2001, no tax credits were offset.

The Income Tax Law Reform published in the Official Gazette in October 1999 introduced substantial amendments to the Venezuelan Income Tax System, such as the replacement of territorial income taxation by worldwide income taxation, transfer-pricing and international fiscal transparency regulations, and a proportional tax on dividends. These amendments took effect on January 1, 2001, with the exception of transfer pricing. A new Law Reform in December 2001 ratified these amendments, among other things.

Business assets tax

Business assets tax is a minimum tax, complementary to income tax. It is calculated as 1% of the simple yearly average of inflation-adjusted nonmonetary and monetary assets, based on amounts at the beginning and end of the year, except for investments in shares. Under current regulations, the Company and its Venezuelan subsidiary computed this tax together with income tax and recorded the higher of the two as the tax expense. During the year ended November 30, 2001, the Company recorded business assets tax expense of approximately Bs 416 million. In addition, business assets tax credits may be used to offset income tax payable for three years, provided that the latter is greater. At November 30, 2001, the Company has business assets tax credits of approximately Bs 1,088 million, of which Bs 243 million, Bs 429 million and Bs 416 million are usable up to 2002, 2003 and 2004, respectively.

NOTE 10 - ACCRUED EXPENSES:

Accrued expenses at November 30 comprise the following:

	2001	2000
	(Thousands of constant bolivars at November 30, 2001)	
Payroll-related payments	732,563	723,215
Tax withholdings	236,762	228,318
Dividends payable	233,592	145,381
Commissions on sales	97,238	163,183
Accrued interest payable	107,930	230,666
Statutory bonus payable by the subsidiary	338,000	-
Other	404,968	362,285
	2,151,053	1,853,048

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

Litigation and other claims -

During the normal course of business, certain lawsuits and claims have been filed against the Company and its subsidiary, which are pending and whose outcome cannot be quantified. In the opinion of the Company's management and legal counsel, these matters should not have a material adverse effect on the consolidated financial position or the consolidated results of operations of the Company and its subsidiary.

Environmental regulations -

Domínguez & Cía., S.A. and its subsidiary are required to comply with Venezuelan environmental laws and regulations. The Company and its subsidiary have no claims from environmental or health authorities regarding environmental issues and are not aware of any claims or conditions that could result in litigation due to noncompliance which, in management's opinion, could have a significant adverse effect on the consolidated financial position or consolidated results of operations of Domínguez & Cía., S.A. and its subsidiary.

NOTE 12 - SHAREHOLDERS' EQUITY:

At November 30, 2001 and 2000, the Company's legal capital stock amounts to Bs 24,062,500,000 and is represented by 866,250,000 common shares and 1,540,000,000 preferred shares (preferred when liquidated) of Bs 10 each.

At a Regular Shareholders' Meeting held on February 23, 2001, Domínguez & Cía., S.A. resolved to declare cash dividends of Bs 794,099,000 against Retained earnings for the year ended November 30, 2000, payable as follows:

- 0.15 per share (Bs 397,049,500 in historical amounts) in April 2001.
- 0.15 per share (Bs 397,049,500 in historical amounts) in November 2001.

At a Regular Shareholders' Meeting held on February 20, 2001, Domínguez Continental, S.A. resolved to declare cash dividends equivalent to US$2,500,000 against Retained earnings for the year ended November 30, 2000. This amount is to be paid when deemed fit by the Company's President.

At a Regular Shareholders' Meeting held on February 29, 2000, Domínguez Continental, S.A. resolved to declare cash dividends of Bs 1,852,307,188 (Bs 1,684,375,000 in historical amounts), payable as follows:

- 0.45 per share (Bs 1,082,812,500 in historical amounts) in May 2000.
- 0.25 per share (Bs 601,562,500 in historical amounts) in November 2000.

At a Regular Shareholders' Meeting held on February 22, 2000, Domínguez Continental, S.A. resolved to declare cash dividends equivalent to US$6,600,000 against Retained earnings for the year ended November 30, 1999. This amount is to be paid when deemed fit by the Board of Directors.

At a Special Shareholders' Meeting held on November 8, 2000, the shareholders approved: (1) the merger by absorption of Domínguez & Cía. Caracas, S.A. and its wholly-owned subsidiaries Domínguez & Cía. Valencia, S.A., Envases Plásticos Domínguez, S.A. and Empaques Domínguez, S.A.; (2) a change in name to Domínguez & Cía., S.A., and (3) the reduction of the Company's legal reserve to the minimum amount set out in Article No. 34, Section 2 of the Company's by-laws, in accordance with Article No. 262 of the Venezuelan Code of Commerce. Pursuant to Technical Publication No. 19, published by the Venezuelan Federation of Public Accountants, the Board of Directors resolved to offset Retained earnings (deficit) and Equity in the results of subsidiaries of the absorbing company after the merger against Capital inflation adjustment.

At a Special Shareholders' Meeting held on December 3, 1998, the shareholders resolved to set up a trust fund on behalf of the shareholders, whose underlying asset is comprised of real property valued at Bs 10,195 million owned by the Company. The trust fund was recorded as a decrease to shareholders' equity and charged against Capital inflation adjustment.

The Capital Markets Law requires companies whose shares are traded publicly to distribute among their shareholders at least 50% of their net income after setting aside for income tax and legal reserves. In addition, at least 25% of this dividend must be paid in cash. In conformity with the rules and instructions laid down by the Venezuelan Securities and Exchange Commission (CNV), dividend distribution and statutory equity do not include equity in the results of subsidiaries and affiliates until dividends have been declared. Accordingly, for the year ended November 30, 2001, Domínguez & Cía., S.A. (unconsolidated Parent Company) has Bs 453 million in income available for distribution of dividends.

NOTE 13 - BALANCES IN FOREIGN CURRENCY:

The consolidated balance sheet at November 30, 2001 includes the following balances in foreign currency (see Note 21):

	Thousands of U.S. dollars	Thousands of euros	Equivalent in thousands of bolivars
Monetary assets:			
Cash and cash equivalents	184	-	137,356
Trade notes and accounts receivable	3,038	-	2,267,867
	3,222	-	2,405,223
Monetary liabilities:			
Bank loans	6,250	-	4,667,188
Accounts payable to suppliers, net of advances	4,977	518	4,065,799
	11,227	518	8,732,987
Net monetary liabilities			6,327,764

NOTE 14 - CONSOLIDATED ANALYSIS OF MONETARY RESULT FOR THE YEAR:

A consolidated analysis of monetary result for the year at November 30, 2001 is shown below for purposes of additional analysis of the consolidated financial statements:

	(Thousands of constant bolivars)
Net monetary liability position at the beginning of the year	(11,124,277)
Transactions that increased net monetary position:	
Net sales	53,428,330
Sale of fixed assets	392,062
Subtotal	53,820,392
Transactions that decreased net monetary position:	
Purchase of inventories	(23,897,841)
Operating and manufacturing expenses	(23,437,074)
Interest expense and other	(4,028,090)
Dividends paid	(794,099)
Additions to fixed assets	(1,327,353)
Additions to prepaid expenses	(317,082)
Subtotal	(53,801,539)
Estimated net monetary liability position at year-end	(11,105,424)
Net monetary liability position at year-end	10,029,496
Gain from monetary position	1,075,928

NOTE 15 - SUPPLEMENTARY INFORMATION - FINANCIAL STATEMENTS EXPRESSED IN HISTORICAL BOLIVARS:

For the purpose of additional analysis, the Company and its subsidiary present as supplementary information their consolidated financial statements at November 30, 2001, expressed in revalued historical bolivars, which served as the basis for the preparation of the consolidated financial statements expressed in constant bolivars:

SUPPLEMENTARY CONSOLIDATED BALANCE SHEET

(Thousands of historical bolivars)

	November 30, 2001	November 30, 2000
Assets		
Current assets:		
Cash and cash equivalents	1,874,992	390,457
Notes and accounts receivable	11,396,284	11,487,483
Advances to suppliers	325,553	405,220
Inventories	11,142,229	10,712,739
Prepaid expenses	476,398	394,125
Assets available for sale	466,633	19,188
Total current assets	25,682,089	23,409,212
Long-term notes receivable	622,054	-
Fixed assets	17,310,676	17,581,394
Investments in shares	10,500	10,500
Deferred charges, spare parts and other assets	1,554,282	1,180,471
Total assets	45,179,601	42,181,577
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank loans and other short-term loans	6,211,703	5,094,611
Current portion of long-term loans	1,204,583	2,126,046
Current portion of financial lease contract	550,000	-
Accounts payable to suppliers	6,294,253	6,779,866
Profit sharing, vacation and other employee benefits	847,873	712,569
Accrued expenses	2,151,053	1,644,231
Total current liabilities	17,259,465	16,357,323
Long-term accounts payable	269,260	-
Long-term loans	4,729,761	4,536,629
Long-term financial lease contract	366,667	-
Accrual for employee termination benefits, net of advances	1,529,901	1,259,906
Total liabilities	24,155,054	22,153,858
Minority interest in subsidiary	5,994,055	5,814,977
Shareholders' equity	15,030,492	14,212,742
Total liabilities, minority interest in subsidiary and shareholders' equity	45,179,601	42,181,577

SUPPLEMENTARY CONSOLIDATED STATEMENT OF INCOME

(Thousands of historical bolivars)

	Years ended November 30, 2001	Years ended November 30, 2000
Net sales	50,747,298	45,034,660
Cost of sales	(39,103,497)	(33,853,303)
Gross income from sales	11,643,801	11,181,357
Operating and administrative expenses	(5,558,141)	(4,306,582)
Operating income	6,085,660	6,874,775
Full financing expense:		
Interest expense, net	(3,115,082)	(3,356,113)
Exchange loss, net	(700,170)	(418,260)
	(3,815,252)	(3,774,373)
Other net income	671,467	263,846
Income before taxes, minority interest and extraordinary item	2,941,875	3,364,248
Taxes	(458,329)	(919,853)
Income before extraordinary item and minority interest	2,483,546	2,444,395
Extraordinary item from utilization of tax credits	-	367,738
Income before minority interest	2,483,546	2,812,133
Minority interest	(943,922)	(1,605,738)
Net income	1,539,624	1,206,395

Below are the bases of presentation of the financial statements expressed in revalued historical bolivars at November 30, 2001. These financial statements constitute a presentation which differs from accounting principles generally accepted in Venezuela and the rules for the preparation of financial statements of entities regulated by the Venezuelan Securities and Exchange Commission (CNV), since they give no recognition to the effects of inflation.

Inventories -

Inventories are stated at average historical cost, which does not exceed market value. Inventories at November 30 comprise the following:

	2001	2000
	(Thousands of historical bolivars)	
Finished goods	3,816,165	3,804,681
Goods in process	2,027,843	2,099,717
Raw materials	4,039,315	2,695,553
Spare parts and supplies	2,020,567	2,226,316
Materials in transit and other	76,421	21,556
Provision for inventory obsolescence	(199,061)	(135,084)
	11,781,250	10,712,739
Spare parts shown as long-term	(639,021)	-
	11,142,229	10,712,739

Fixed assets -

Fixed assets include historical cost revaluations from 1989 to 1994, which constitute a presentation which differs from accounting rules set out by the Venezuelan Securities and Exchange Commission (CNV).

Fixed assets at November 30 comprise the following:

	2001			2000
	Historical cost	Revaluation recorded in books	Total	Total
	(Thousands of historical bolivars)			
Buildings	698,297	1,539,350	2,237,647	2,147,316
Machinery and equipment	10,863,603	9,605,630	20,469,233	19,567,903
Vehicles	202,380	-	202,380	223,921
Furniture and fixtures	475,591	-	475,591	444,293
	12,239,871	11,144,980	23,384,851	22,383,433
Less - Accumulated depreciation	(3,492,638)	(3,383,244)	(6,875,882)	(5,916,711)
	8,747,233	7,761,736	16,508,969	16,466,722
Land	37,322	715,214	752,536	752,535
Work in progress and machinery being installed	49,171	-	49,171	362,137
	8,833,726	8,476,950	17,310,676	17,581,394